Université de Moncton partners with the Government of Canada, Genome
Atlantic, Genome Canada, New Brunswick Innovation Foundation, and
Organigram to advance cannabis research and increase productivity

Research to support growth of the cannabis industry in Atlantic Canada through the application and adaptation of novel biotechnologies

MONCTON, NEW BRUNSWICK – (November 13, 2018): The Université de Moncton, in partnership with the Government of Canada, Genome Atlantic, Genome Canada, New Brunswick Innovation Foundation (NBIF) and Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), today announced the creation of an institutional research project focused on cannabis at the Université de Moncton.

Supplying cannabis and cannabis products to a legalized adult use recreational market represents a major economic opportunity in New Brunswick and across the country. Indeed, the retail market value for recreational cannabis in Canada is expected to reach $8.7 billion annually. However, current production capacity will not meet the anticipated demand.

To date, cannabis has not benefitted from the application of biotechnologies (particularly genomics) that have led to massive increases in yields and the sustainability of other agricultural production systems. The innovative, research-driven approach supported by this partnership will explore how these novel approaches can help improve the productivity and quality of cannabis products.

Genome Atlantic was the catalyst for the project, to which the project partners will contribute more than $1.1 million over three years. The research will be led by Dr. David Joly and Dr. Martin Filion, both professors from the Department of Biology, Faculty of Science, Université de Moncton. Organigram will provide working space, raw material and expert resources in collaboration with the Université de Moncton research team. Genome Atlantic’s contribution is made through Genome Canada’s new Regional Priorities Partnership Program (RP3), which allocates funding for projects that reflect regional priorities.

Specifically, the research will seek to:

  Improve the quality of the product by identifying specific traits through genetic mapping, which will result in healthier, more resistant plants and improved growing techniques

  Improve productivity and lower costs by introducing beneficial microbial inoculants and developing strains with improved traits

  Conduct genetic research to identify specific markers which will allow specific strains to be protected if necessary

  Utilize genomics to determine the impact of different growing practices on improving key cannabis attributes such as THC/CBD and terpene levels

The expected results from this project are closely aligned with New Brunswick’s Economic Growth Plan and will contribute to an economically-viable cannabis industry by increasing production and potential revenue.

This project also builds on commitments made by the Government of Canada and the four Atlantic provinces to drive economic growth in the region through the Atlantic Growth Strategy. This Strategy supports strategic investments in initiatives that build on Atlantic Canada’s competitive advantages, such as its growing innovation ecosystem and skilled workforce, and position the region to capitalize on emerging opportunities.

Other benefits include training of highly qualified personnel required to support the growth of this industry; developing proprietary technologies that can be marketed to other jurisdictions; and enhancing New Brunswick’s and Atlantic Canada’s role as a world leader in cannabis science.

The project partners each echoed their support for the goals of the project and the value of the unprecedented collaboration:

  “Together with its partners, the Government of Canada makes transformative investments to build smart, strong and sustainable communities that meet today’s unique challenges and prepare us all for a prosperous future. I am pleased that our government, through the Atlantic Canada Opportunities Agency’s Business Development Program, is investing $353,000 in this project that will enhance Atlantic Canada’s role as a cannabis research and development leader and cannabis genomics centre of expertise.” – The Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development and Minister responsible for the Atlantic Canada Opportunities Agency

  “Our partnership with Organigram combines some of the most promising technologies with a unique access to state-of-the-art cultivation facilities and some of the most popular strains of cannabis. Such collaboration is vital to ensure that discoveries made in our lab can lead to innovations that will prevent losses, promote productivity and allow the development of novel markets.” – David L. Joly, Assistant Professor, Université de Moncton

  “The cannabis sector is an area of strategic importance for New Brunswick and genomics is critical to many high-value components of the cannabis value chain. Building local research capacity in cannabis genomics will give New Brunswick companies a competitive advantage in this rapidly evolving marketplace.” – Andy Stone, Director of Business Development, Genome Atlantic

  “Cannabis holds tremendous potential for those parts of Canada and the world ready to take advantage of it. The NBIF is pleased to support a project that increases New Brunswick’s competitive advantage in this burgeoning sector by bringing together experts in industry and academia to use genomics in new ways that improve the quality of cannabis products.” – Dr. Laura Richard, Director of Research, New Brunswick Innovation Foundation.

  “We have been working with the Université de Moncton almost since our inception and look forward to strengthening the collaboration through this project. It is a tremendous example of local, provincial and federal support for the cannabis industry and solidifies Moncton as a world leader in cannabis genetic research. The Organigram team is excited to continue to work with Dr. Joly and Dr. Filion and to get started on this very important project.” – Greg Engel, CEO, Organigram

About Université de Moncton

The Université de Moncton is Canada’s largest French-language university outside Quebec. Founded in 1963, it is an institution with three constituents (campuses) located in Edmundston, Moncton and Shippagan, in New Brunswick. It offers a range of programs in the three study cycles to meet the training needs of the population it serves. It provides its services to the vast Francophone diaspora throughout the country, thus becoming the ideal symbol of the linguistic and cultural vitality of Francophones living outside Quebec.

www.umoncton.ca

About Genome Atlantic

Genome Atlantic is a not-for-profit corporation with a mission to help Atlantic Canada reap the economic and social benefits of genomics and other ‘omics technologies. Since its inception in 2000, the corporation has worked with a range of private and public-sector partners to enable more than $100 million in new genomics R&D.

www.genomeatlantic.ca

About Atlantic Canada Opportunities Agency

The Atlantic Canada Opportunities Agency works to create opportunities for economic growth in Atlantic Canada by helping small and medium-sized businesses become more innovative, productive and competitive, by working with diverse communities to develop and diversify local economies, and by championing the strengths of Atlantic Canada.

www.acoa-apeca.gc.ca

About New Brunswick Innovation Foundation

Since its launch 15 years ago, the New Brunswick Innovation Foundation, an independent, non-profit corporation, has invested over $100 million in New Brunswick startups and researchers and leveraged $457 million more from other private and public sources. Those strategic investments have helped launch over 100 companies and funded nearly 500 applied research projects. Profits from NBIF’s investments go back into the foundation for reinvestment in other startups and research initiatives that drive innovation, attract investment and create jobs in New Brunswick. Find out more at nbif.ca.

www.nbif.ca

About Organigram

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

www.organigram.ca

For more information, please contact:

Communications, public affairs and marketing department

(506)858-4850

servcomm@umoncton.ca